Exhibit 99.1

NOTICE TO SHAREHOLDERS

For the Three Months Ended March 31, 2022

(Unaudited and Expressed in US Dollars)

POET TECHNOLOGIES INC.

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars)

		Audited
	March 31,	December 31,
	2022	2021
Assets
Current
Cash and cash equivalents (Note 2)	$11,214,388	$14,941,775
Short-term investments (Note 2)	6,437,427	6,366,828
Prepaids and other current assets (Note 3)	312,161	480,523

	17,963,976	21,789,126
Investment in joint venture (Note 4)	1,021,596	1,445,251
Property and equipment (Note 5)	3,206,928	3,064,234
Patents and licenses (Note 6)	517,200	528,476
Right of use assets (Note 7)	279,204	326,890

	$22,988,904	$27,153,977
Liabilities
Current
Accounts payable and accrued liabilities (Note 8)	$1,624,371	$1,791,222
Lease liability (Note 7)	150,257	101,074
Covid-19 government support loans (Note 9)	31,928	31,660

	1,806,556	1,923,956
Non-current lease liability (Note 7)	162,985	258,274

	1,969,541	2,182,230

Shareholders’ Equity
Share capital (Note 10(b))	148,339,297	147,729,846
Warrants and compensation options (Note 11)	5,273,723	5,328,455
Contributed surplus (Note 12)	47,800,820	46,954,333
Accumulated other comprehensive loss	(1,974,708)	(2,053,917)
Deficit	(178,419,769)	(172,986,970)

	21,019,363	24,971,747

	$22,988,904	$27,153,977

Commitments and contingencies (Note 14)

On behalf of the Board of Directors

/s/ Suresh Venkatesan	/s/ Chris Tsiofas
Director	Director

The accompanying notes are an integral part of these condensed consolidated financial statements.

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in US Dollars)

	Three Months Ended
	March 31,
	2022	2021
Operating expenses
Selling, marketing and administration (Note 19)	2,445,944	2,328,432
Research and development (Note 19)	2,564,739	1,542,718

Operating expenses	5,010,683	3,871,150

Operating loss before the following	(5,010,683)	(3,871,150)
Interest expense (Note 7)	(13,794)	(234,579)
Other income, including interest	21,999	7,309
Share of loss in joint venture (Note 4)	(430,321)	-

Net loss	(5,432,799)	(4,098,420)

Deficit, beginning of period	(172,986,970)	(157,317,877)
Net loss	(5,432,799)	(4,098,420)
Deficit, end of period	$(178,419,769)	$(161,416,297)

Basic and diluted loss per share (Note 13)	$(0.15)	$(0.13)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in US Dollars)

	Three Months Ended
	March 31,
	2022	2021
Net loss	$(5,432,799)	$(4,098,420)
Other comprehensive income - net of income taxes
Exchange differences on translating foreign operations	79,209	13,648

Comprehensive loss	$(5,353,590)	$(4,084,772)

The accompanying notes are an integral part of these condensed consolidated financial statements.

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in US Dollars)

For the Three Months Ended March 31,	2022	2021
Share Capital
Beginning balance	$147,729,846	$114,586,260
Funds from the exercise of warrants	196,800	6,284,890
Fair value assigned to warrants exercised	54,732	2,611,206
Conversion of convertible debentures	-	2,345,409
Fair value of warrants issued upon the conversion of convertible debentures	-	(819,345)
Funds from the exercise of stock options	166,936	2,192,936
Fair value assigned to stock options exercised	150,954	1,870,261
Funds from common shares issued on private placement	-	11,815,595
Fair value of warrants issued on private placement	-	(3,766,007)
Share issue costs	-	(1,143,034)
Fair value of broker warrants issued as share issue costs	-	(288,197)
Common shares issued to settle accounts payable	40,029	-

March 31,	148,339,297	135,689,974

Equity Component of Convertible Debentures
Beginning balance	-	565,121
Fair value of equity component related to conversion of convertible debentures	-	(373,070)

March 31,	-	192,051

Warrants
Beginning balance	5,328,455	5,557,002
Fair value of warrants issued upon the conversion of convertible debentures	-	819,345
Fair value assigned to warrants and compensation warrants exercised	(54,732)	(2,611,206)
Fair value of broker warrants issued as share issue costs	-	288,197
Fair value of warrants issued on private placement	-	3,766,007

March 31,	5,273,723	7,819,345

Contributed Surplus
Beginning balance	46,954,333	44,407,679
Stock-based compensation	997,441	820,538
Fair value of stock options exercised	(150,954)	(1,870,261)
Fair value effect of conversion of convertible debentures	-	363,826

March 31,	47,800,820	43,721,782

Accumulated Other Comprehensive Loss
Beginning balance	(2,053,917)	(1,983,212)
Other comprehensive loss attributable to common shareholders - translation adjustment	79,209	13,648

March 31,	(1,974,708)	(1,969,564)

Deficit
Beginning balance	(172,986,970)	(157,317,877)
Net loss	(5,432,799)	(4,098,420)

March 31,	(178,419,769)	(161,416,297)

Total shareholders’ equity	$21,019,363	$24,037,291

The accompanying notes are an integral part of these condensed consolidated financial statements.

POET TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

For the Three Months Ended March 31,	2022	2021
CASH (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net loss	$(5,432,799)	$(4,098,420)
Adjustments for:
Depreciation of property and equipment (Note 5)	233,854	188,220
Amortization of right of use asset (Note 7)	47,788	47,516
Amortization of patents and licenses (Note 6)	20,376	16,995
Accretion of debt discount on convertible debentures and non-cash interest (Note 7)	13,794	128,229
Stock-based compensation (Note 12)	997,441	820,538
Share of loss in joint venture (Note 4)	430,321	-

	(3,689,225)	(2,896,922)
Net change in non-cash working capital accounts:
Prepaid and other current assets	175,956	(465,106)
Accounts payable and accrued liabilities	(139,990)	882,528

Cash flows from operating activities	(3,653,259)	(2,479,500)

INVESTING ACTIVITIES
Purchase of short-term investments	(16,474)	-
Purchase of property and equipment (Note 5)	(381,815)	(123,564)
Purchase of patents and licenses (Note 6)	(9,100)	-

Cash flows from investing activities	(407,389)	(123,564)

FINANCING ACTIVITIES
Issue of common shares, net of share issue costs (Note 10)	363,736	19,150,387
Payment of lease liability (Note 7)	(59,190)	(58,720)

Cash flows from financing activities	304,546	19,091,667

EFFECT OF EXCHANGE RATE CHANGES ON CASH	28,715	110,758

NET CHANGE IN CASH AND CASH EQUIVALENTS	(3,727,387)	16,599,361
CASH AND CASH EQUIVALENTS, beginning of period	14,941,775	6,872,894
CASH AND CASH EQUIVALENTS, end of period	$11,214,388	$23,472,255

The accompanying notes are an integral part of these condensed consolidated financial statements.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1.	DESCRIPTION OF BUSINESS

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. and its subsidiaries (the “Company”) design and develop the POET Optical Interposer and Photonic Integrated Circuits for the data centre and tele-communications markets. The Company’s head office is located at 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario, Canada M4P 1E2. These condensed unaudited consolidated financial statements of the Company were approved by the Board of Directors of the Company on May 11, 2022.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These condensed unaudited consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These condensed unaudited consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated audited financial statements for the year ended December 31, 2021.

The preparation of financial statements in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting, requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below:

Basis of presentation

These consolidated financial statements include the accounts of POET Technologies Inc. and its subsidiaries; ODIS Inc. (“ODIS”), Opel Solar Inc. (“OPEL”), BB Photonics Inc.,(“BB Photonics”), POET Technologies Pte Ltd. (“PTS”) and POET Optoelectronics Shenzhen Co. Ltd. (“POET Shenzhen”). All intercompany balances and transactions have been eliminated on consolidation.

Foreign currency translation

These condensed unaudited consolidated financial statements are presented in U.S. dollars (“USD”), which is the Company’s presentation currency.

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the statement of operations and deficit.

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated into the presentation currency at the year end rates of exchange, and the results of their operations are translated at average rates of exchange for the year. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders’ equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss. Elements of equity are translated at historical rates.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

IFRS 9 introduced new classification and measurement models for financial assets. The investment classifications held-to-maturity and available-for-sale are no longer used and financial assets at fair value through other comprehensive income (“FVTOCI”) were introduced. Financial assets held with an objective to hold assets in order to collect contractual cash flows which arise on specified dates that are solely principal and interest are measured at amortised cost using the effective interest method. Debt investments held with an objective to hold both assets in order to collect contractual cash flows which arise on specified dates that are solely principal and interest as well as selling the asset on the basis of fair value are measured at FVTOCI. All other financial assets are classified and measured at fair value through profit or loss (“FVTPL”). Financial liabilities are classified as either FVTPL or other financial liabilities, and the portion of the change in fair value that relates to the Company’s credit risk is presented in other comprehensive loss. Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in net loss. Other financial liabilities are subsequently measured at amortised cost using the effective interest method.

Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities, other than financial assets and financial liabilities classified as FVTPL, are added to or deducted from the fair value on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified as FVTPL are recognized immediately in consolidated net loss.

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial liabilities

A financial liability is derecognized from the balance sheet when it is extinguished, that is, when the obligation specified in the contract is either discharged, cancelled or expires. Where there has been an exchange between an existing borrower and lender of debt instruments with substantially different terms, or there has been a substantial modification of the terms of an existing financial liability, this transaction is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. A gain or loss from extinguishment of the original financial liability is recognized in profit or loss.

The Company’s financial instruments include cash and cash equivalents, short-term investments, accounts payable and accrued liabilities and covid-19 government support loans.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following table outlines the classification of financial instruments under IFRS 9:

Financial Assets
Cash and cash equivalents	Amortized cost
Short-term investments	Amortized cost

Financial Liabilities
Accounts payable and accrued liabilities	Amortized cost
Covid-19 government support loans	Amortized cost

Convertible debentures are accounted for as a compound financial instrument with a debt component and a separate equity component. The debt component of these compound financial instruments is measured at fair value on initial recognition by discounting the stream of future interest and principal payments at the rate of interest prevailing at the date of issue for instruments of similar term and risk. The debt component is subsequently deducted from the total carrying value of the compound instrument to derive the equity component. The debt component is subsequently measured at amortized cost using the effective interest rate method. Interest expense based on the coupon rate of the debenture and the accretion of the liability component to the amount that will be payable on redemption are recognized through profit or loss as a finance cost.

Cash and cash equivalents

Cash and cash equivalents consist of cash in current accounts of $1,640,815 (2021 - $4,216,911) and funds invested in US and Canadian Term Deposits of $9,573,573 (2021 - $10,724,864) earning interest at rates ranging from 0.20% - 0.25% and maturing in less than 90 days.

Short-term investments

The short-term investments of $6,437,427 (2021 - $6,366,828) consist of guaranteed investment certificates (GICs) held with one Canadian chartered bank and earn interest at rates ranging from 0.75 to 1.44%. The GICs have maturity dates between June 2022 and July 2022. Investments are carried at amortized cost.

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following method and useful lives:

Machinery and equipment	Straight Line, 5 years
Leasehold improvements	Straight Line, 5 years or life of the lease, whichever is less
Office equipment	Straight Line, 3 - 5 years

Patents and licenses

Patents and licenses are recorded at cost and amortized on a straight line basis over 12 years. Ongoing maintenance costs are expensed as incurred.

Revenue recognition

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. The Company recognizes revenue when it transfers control over a product or service to a customer.

Sale of goods

Revenue from the sale of goods is recognized, net of discounts and customer rebates, at the point in time the transfer of control of the related products has taken place as specified in the sales contract and collectability is reasonably assured.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Service revenue

The Company provides contract services, primarily in the form of non-recurring revenue (“NRE”) where control is passed to the customer over time. The contracts generally provide agreed upon milestones for customer payment which include but are not limited to the delivery of sample products, design reports and test reports. The customer makes payment when it has approved the delivery of the milestone. The Company must determine if the contract is made up of a series of independent performance obligations or a single performance obligation. Where NRE contracts contain multiple performance obligations for which a standalone transaction price can be assessed, revenue is recognized as each performance obligation is satisfied. Where NRE contracts contain a single performance obligation to be settled over time, revenue is recognized progressively based on the output method.

Other income

Interest income

Interest income on cash and cash equivalents and short-term investments is recognized as earned using the effective interest method.

Wage subsidies

Wages subsidies received from the Singaporean government are netted against payroll costs on the consolidated statements of operations and deficit.

Government Grants

Loans received exclusively from governmental agencies to support the Company throughout the COVID-19 pandemic qualify to be forgiven if certain conditions are met. Forgiveness of COVID-19 related loans will be recognized as other income on the consolidated statements of operations and deficit.

Stock-based compensation

Stock options and warrants awarded to non employees are measured using the fair value of the goods or services received unless that fair value cannot be estimated reliably, in which case measurement is based on the fair value of the stock options. Stock options and warrants awarded to employees are accounted for using the fair value method. The fair value of such stock options and warrants granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant.

Loss per share

Basic loss per share, net of taxes is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period after giving effect to potentially dilutive financial instruments. The dilutive effect of stock options and warrants is determined using the treasury stock method.

Joint Venture

A joint arrangement is an arrangement among two or more parties where the parties are bound by a contractual arrangement and the contractual arrangement gives the parties joint control of the arrangement. A joint venture is a form of joint arrangement where an entity is independently formed and the parties jointly have rights to the net assets of the arrangement and therefore account for their interests under the equity method.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

3.	PREPAIDS AND OTHER CURRENT ASSETS

The following table reflects the details of prepaids and other current assets:

	March 31, 2022	December 31, 2021
Sales tax recoverable and other current assets	$161,602	$141,568
Prepaid expenses	62,059	50,668
Equipment deposit	88,500	288,287

	$312,161	$480,523

4.	JOINT VENTURE

The Company’s contribution of intellectual property to Super Photonics Xiamen Co., Ltd (“SPX”) was independently valued at $22,500,000 at the time of its contribution. During 2021, the Company recognized a gain of $2,587,500 related to its contribution of intellectual property to SPX in accordance with IAS 28. The Company only recognized a gain on the contribution of the intellectual property equivalent to the Sanan IC’s interest in SPX, the unrecognized gain of $19,912,500 will be applied against the investment and periodically realized as the Company’s ownership interest in SPX is reduced. At March 31, 2022, Sanan IC’s and the Company’s ownership interests were approximately 11.5% and 88.5% respectively.

SPX was determined to be a joint venture as both Sanan IC and POET exercise joint control over SPX. All relevant activity of SPX require unanimous consent.

The Company’s investment in joint venture can be summarized as follows:

Balance, January 1, 2021	$-
Contribution of intellectual property	22,500,000
Unrecognized gain on contribution of intellectual property	-19,912,500
Share of loss in joint venture for the year ended December 31, 2021	-1,142,249

Investment balance, December 31, 2021	1,445,251
Unrecognized gain on contribution of intellectual property	-
Share of loss in joint venture for the three months ended March 31, 2022	-430,321
Effect of changes in foreign exchange rates	6,666

Investment balance, March 31, 2022	$1,021,596

Summarized financial information of the joint venture is as follows:

March 31, 2022

Current assets	$1,779,730
Intangible assets	$22,464,623
Liabilities	$-483,607
Owners Equity	$-23,760,746
$-

Net loss for the three months ended March 31, 2022	$486,382

The Company recognizes its share of SPX’s profits or losses using the equity method. On a weighted average basis, the Company recognized approximately 88.5% or $(430,321) of the net operating loss of SPX for the three months ended March 31, 2022. The Company’s current share of the operating loss is a result of the high value of the Company’s initial contribution. The Company’s share of the loss will reduce as Sanan IC periodically contributes cash and other assets to SPX.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

5.	PROPERTY AND EQUIPMENT

	Equipment not	Leasehold	Machinery and	Office
	in service	improvements	equipment	equipment	Total

Cost
Balance, January 1, 2021	$227,147	$71,928	$3,994,657	$128,185	$4,421,917
Additions, net of returns (1)	(128,575)	-	842,877	57,221	771,523
Reclassification	(96,334)	47,393	48,941	-	-
Effect of changes in foreign exchange rates	(2,238)	(2,206)	(56,455)	(2,137)	(63,036)

Balance, December 31, 2021	-	117,115	4,830,020	183,269	5,130,404
Additions	113,649	-	256,835	11,331	381,815
Effect of changes in foreign exchange rates	-	(270)	(8,198)	(554)	(9,022)

Balance, March 31, 2022	113,649	116,845	5,078,657	194,046	5,503,197

Accumulated Depreciation
Balance, January 1, 2021	-	10,777	1,146,014	79,372	1,236,163
Depreciation	-	18,891	794,834	26,641	840,366
Effect on changes in foreign exchange rates	-	(142)	(10,122)	(95)	(10,359)

Balance, December 31, 2021	-	29,526	1,930,726	105,918	2,066,170
Depreciation for the period	-	5,870	219,132	8,852	233,854
Effect of changes in foreign exchange rates	-	(72)	(3,639)	(44)	(3,755)

Balance, March 31, 2022	-	35,324	2,146,219	114,726	2,296,269

Carrying Amounts
At December 31, 2021	$-	$87,589	$2,899,294	$77,351	$3,064,234

At March 31, 2022	$113,649	$81,521	$2,932,438	$79,320	$3,206,928

(1)	During the year, the Company returned $196,490 in equipment to a vendor. The equipment was returned without penalty to the Company.

6.	PATENTS AND LICENSES

Cost
Balance, January 1, 2021	$837,102
Additions	159,359

Balance, December 31, 2021	996,461
Additions	9,100

Balance, March 31, 2022	1,005,561

Accumulated Depreciation
Balance, January 1, 2021	398,425
Amortization	69,560

Balance, December 31, 2021	467,985
Amortization during the period	20,376

Balance, March 31, 2022	488,361

Carrying Amounts
At December 31, 2021	$528,476

At March 31, 2022	$517,200

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

7.	RIGHT OF USE ASSET AND LEASE LIABILITY

The Company recognizes a lease liability and right of use asset relating to its commercial leases. The lease liability is measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate of 12%.

Right of use asset	Building

Cost
Balance, January 1, 2021	$653,232
Effect of changes in foreign exchange rates	(4,122)

Balance, December 31, 2021 and March 31, 2022	$649,110

Accumulated Amortization
Balance, January 1, 2021	132,546
Amortization	190,596
Effect of changes in foreign exchange rates	(922)

Balance, December 31, 2021	322,220
Amortization during the period	47,788
Effect of changes in foreign exchange rates	(102)

Balance, March 31, 2022	369,906

Carrying Amounts
At December 31, 2021	$326,890

At March 31, 2022	$279,204

Lease liability

Balance, January 1, 2021	$531,997
Interest expense	67,675
Lease payments	(237,634)
Effect of changes in foreign exchange rates	(2,690)

Balance, December 31, 2021	359,348
Interest expense	13,794
Lease payments	(59,190)
Effect of changes in foreign exchange rates	(710)

Balance, March 31, 2022	$313,242

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2022	December 31, 2021

Trade payable	$540,056	$987,498
Payroll related liabilities	374,239	521,692
Accrued liabilities	390,076	282,032
Customer deposits	320,000	-

	$1,624,371	$1,791,222

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

9.	COVID-19 GOVERNMENT SUPPORT LOANS

On April 9, 2020, the Canadian government launched the Canada Emergency Business Account (“CEBA”) which is intended to support businesses during COVID-19 by providing interest free financing of up to $31,928 (CA$40,000) until December 31, 2023. If 75% of the loan is repaid by December 31, 2023, the loan recipient will be eligible for a loan forgiveness of the remaining 25% of the amount loaned. On April 15, 2020, the Company received a loan in the amount of $31,928 (2021 - $31,660) through the CEBA. If the loan has not been repaid by December 31, 2023, the outstanding amount will be automatically extended for an additional two years at 5% interest per annum payable monthly and maturing on December 31, 2025. The Company expects to repay 75% of the amount borrowed prior to December 31, 2023.

10.	SHARE CAPITAL

(a)	AUTHORIZED

Unlimited number of common shares
One special voting share

(b)	COMMON SHARES ISSUED

	Number of
	Shares	Amount
Balance, January 1, 2021	29,461,811	$114,586,260
Issued on the conversion of convertible debentures	1,119,750	3,571,342
Fair value of warrants issued on conversion of convertible debentures	-	(1,229,305)
Share issue costs	-	(1,143,034)
Shares issued to settle accounts payable	1,678	13,814
Funds from common shares issued on private placement	1,764,720	11,815,595
Fair value of warrants issued on private placement	-	(3,766,007)
Fair value of broker warrants issued as share issue costs	-	(288,197)
Funds from the exercise of stock options	1,001,519	3,124,392
Fair value of stock options exercised	-	2,699,042
Funds from the exercise of warrants and compensation warrants	3,144,750	12,994,358
Fair value of warrants and compensation warrants exercised	-	5,351,586

Balance, December 31, 2021	36,494,228	147,729,846
Funds from the exercise of stock options	55,625	166,936
Fair value of stock options exercised	-	150,954
Funds from the exercise of warrants	50,000	196,800
Fair value of warrants exercised	-	54,732
Shares issued to settle accounts payable	5,422	40,029
Adjustment for 10 for 1 share consolidation	(272)	-

Balance, March 31, 2022	36,605,003	$148,339,297

In 2020, the Company engaged with a firm to assist with its shareholder communications strategy. The terms of the agreement require the Company to issue common shares at certain pre-determined dates in statisfaction of past services rendered. During the three months ended March 31, 2022, the Company settled $40,029 (2021 - $13,814) in accounts payable related to services rendered in 2021 under this agreement by issuing 5,422 (2021 - 1,678) common shares at a price of $7.38 (CAD$9.38) (2021 - $8.20 (CAD$10.10) per share to the firm.

Share Consolidation

On February 24, 2022, the Company filed Articles of Amendment to consolidate its common shares on a ten-for-one basis. For further clarity, for every ten (10) pre-consolidated common shares, shareholders received one (1) post-consolidated common share. On February 28, 2022, the Company’s common shares began trading on the TSX Venture Exchange on a post consolidation basis. The Company’s name and trading symbol remained unchanged. All references to share and per share amounts in these consolidated financial statements and accompanying notes to the consolidated financial statements have been retroactively restated to reflect the ten-for-one share consolidation.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

11.	WARRANTS AND COMPENSATION OPTIONS

The following table reflects the continuity of warrants and compensation options:

	Historical Average	Number of Warrants/
	Exercise	Compensation	Historical
	Price	options	Fair value

Balance, January 1, 2021	$3.90	3,269,050	$5,557,002
Fair value of warrant issued on private placement	9.00	1,764,720	3,766,007
Fair value of broker warrants issued on private placement	6.70	105,883	288,197
Fair value of warrants issued on conversion of
convertible debentures (Notes 9)	3.80	1,119,750	1,229,305
Historical fair value assigned to warrants exercised	3.90	(3,144,750)	(5,351,586)
Fair value of expired warrants	3.90	(93,300)	(160,470)

Balance, December 31, 2021	7.10	3,021,353	5,328,455
Historical fair value assigned to warrants exercised	3.90	(50,000)	(54,732)

Balance, March 31, 2022	$7.10	2,971,353	$5,273,723

12.	STOCK OPTIONS AND CONTRIBUTED SURPLUS

Stock Options

On October 7, 2021, shareholders of the Company approved amendments to the Company’s fixed 20% stock option plan (as amended, previously referred to as the “2020 plan”, now referred to as the “2021 Plan”). Under the 2021 Plan, the board of directors may grant options to acquire common shares of the Company to qualified directors, officers, employees and consultants. The 2021 Plan provides that the number of common shares issuable pursuant to options granted under the 2021 Plan and pursuant to other previously granted options is limited to 7,090,518 (the “Number Reserved”). Any subsequent increase in the Number Reserved must be approved by shareholders of the Company and cannot, at the time of the increase, exceed 20% of the number of issued and outstanding shares. The stock options vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the 2021 Plan which grants discretion to the Board of Directors.

Stock option transactions and the number of stock options outstanding were as follows:

		Historical
		Weighted average
	Number of	Exercise
	Options	Price
Balance, January 1, 2021	5,114,449	$3.30
Expired/cancelled	(166,438)	3.40
Exercised	(1,001,519)	3.00
Granted	1,013,125	8.50

Balance, December 31, 2021	4,959,617	4.40
Expired/cancelled	(47,813)	8.00
Exercised	(55,625)	3.00
Granted	23,000	6.15

Balance, March 31, 2022	4,879,179	$4.39

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

12.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

During the three months ended March 31, 2022, the Company granted 23,000 (three months ended March 31, 2021 - 145,000) stock options to employees and consultants of the Company to purchase common shares at an average price of $6.15 (three months ended March 31, 2021 - $6.40) per share.

During the three months ended March 31, 2022, the Company recorded stock-based compensation of $997,441 (three months ended March 31, 2021 - $820,538) relating to stock options that vested during the period.

The stock options granted were valued using the Black-Scholes option pricing model using the following assumptions:

Three Months Ended March 31,	2022	2021

Weighted average exercise price	$6.15	$6.40
Weighted average risk-free interest rate	1.80%	0.80%
Weighted average dividend yield	0%	0%
Weighted average volatility	86.89%	94.03%
Weighted average estimated life	10 years	10 years
Weighted average share price	$6.15	$6.40
Share price on the various grant dates:	$6.15	$6.40
Weighted average fair value	$5.19	$5.50

The underlying expected volatility was determined by reference to the Company’s historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at March 31, 2022 are as follows:

Options Outstanding				Options Exercisable
		Historical	Weighted		Historical
		Weighted	Average		Weighted
		Average	Remaining		Average
Exercise	Number	Exercise	Contractual	Number	Exercise
Range	Outstanding	Price	Life (years)	Exercisable	Price
$0.88 - $2.08	7,000	$2.08	6.34	7,000	$2.08
$2.09 - $2.96	1,630,929	$2.50	6.35	1,252,055	$2.46
$2.97 - $9.52	3,241,250	$5.26	7.55	1,850,598	$4.24

	4,879,179	$4.33	7.15	3,109,653	$3.52

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	LOSS PER SHARE

	Three Months Ended
	March 31,
	2022	2021

Numerator
Net loss	$(5,432,799)	$(4,098,420)

Denominator
Weighted average number of common
shares outstanding - basic and diluted	36,520,322	32,075,596

Basic and diluted loss per share	$(0.15)	$(0.13)

The effect of common share purchase options, warrants and broker warrants on the net loss is not reflected as they are anti-dilutive.

14.	COMMITMENTS AND CONTINGENCIES

The Company has operating leases on four facilities; head office located in Toronto, Canada, design and testing operations located in Allentown, Pennsylvania (formerly in San Jose, California) and operating facilities located in Singapore and China. The Company’s design and testing operations terminated a lease on January 31, 2021. A new lease was initiated on April 1, 2021 and expires on March 31, 2025. The lease on the Company’s operating facilities in Singapore was initiated on November 1, 2019 with an original expiry of April 30, 2022 (renewed to May 31, 2023). The lease on the Company’s operating facilities in China was initiated in November 19, 2021 and expires on November 18, 2023. As at March 31, 2022, the Company’s head office was on a month to month lease term.

Remaining minimum annual rental payments to the lease expiration dates are as follows:

April 1, 2022 to December 31, 2022	$184,414
2023 and beyond	289,842
$474,256

15.	RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

	Three Months Ended
	March 31,
	2022	2021

Salaries	$444,099	$583,501
Share-based payments (1)	466,394	440,409

Total	$910,493	$1,023,910

(1) Share-based payments are the fair value of options granted to key management personnel and expensed during the various periods as calculated using the Black-Scholes model.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amounts, which are the amounts of consideration established and agreed to by the related parties.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

16.	SEGMENT INFORMATION

The Company and its subsidiaries operate in a single segment; the design, manufacture and sale of semi-conductor products and services for commercial applications. The Company’s operating and reporting segment reflects the management reporting structure of the organization and the manner in which the chief operating decision maker regularly assesses information for decision making purposes, including the allocation of resources. A summary of the Company’s operations is below:

OPEL, ODIS, POET Shenzhen and PTS

OPEL, ODIS, POET Shenzhen and PTS are the developers of the POET platform semiconductor process IP for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single die.

BB Photonics

BB Photonics developed photonic integrated components for the datacom and telecom markets utilizing embedded dielectric technology that enables the low-cost integration of active and passive devices into photonic integrated circuits. BB Photonics’ operation is currently dormant.

On a consolidated basis, the Company operates geographically in China and Singapore (collectively “Asia”), the United States and Canada. Geographical information is as follows:

	2022
As of March 31,	Asia	US	Canada	Consolidated
Current assets	$458,254	$250,989	$17,254,733	$17,963,976
Investment in joint venture	1,021,596	-	-	1,021,596
Property and equipment	2,696,962	509,966	-	3,206,928
Patents and licenses	-	517,200	-	517,200
Right of use assets	116,045	163,159	-	279,204

Total Assets	$4,292,857	$1,441,314	$17,254,733	$22,988,904

For the Three Months Ended March 31,	Asia	US	Canada	Consolidated
Selling, marketing and
administration	$(526,709)	$(1,468,076)	$(451,159)	$(2,445,944)
Research and development	(1,393,354)	(1,109,791)	(61,594)	(2,564,739)
Interest expense	(6,770)	(7,024)	-	(13,794)
Share of loss in joint venture	(430,321)	-	-	(430,321)
Other income, including
Interest and loan forgiveness	-	-	21,999	21,999

Net loss	$(2,357,154)	$(2,584,891)	$(490,754)	$(5,432,799)

	2021
As of December 31,	Asia	US	Canada	Consolidated
Current assets	$537,647	$291,772	$20,959,707	$21,789,126
Investment in joint venture	1,445,251	-	-	1,445,251
Property and equipment	2,787,273	276,961	-	3,064,234
Patents and licenses	-	528,476	-	528,476
Right of use assets	150,134	176,756	-	326,890

Total Assets	$4,920,305	$1,273,965	$20,959,707	$27,153,977

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

16.	SEGMENT INFORMATION (continued)

For the Three Months Ended March 31,	Asia	US	Canada	Consolidated
Selling, marketing and administration	$(338,045)	$(1,557,321)	$(433,066)	$(2,328,432)
Research and development	(910,912)	(377,512)	(254,294)	(1,542,718)
Interest	(10,318)	(8,158)	(216,103)	(234,579)
Other income, including interest	-	-	7,309	7,309

Net loss	$(1,259,275)	$(1,942,991)	$(896,154)	$(4,098,420)

17.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, covid-19 government support loans and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest risk arising from these financial instruments. The Company estimates that carrying value of these instruments approximates fair value due to their short term nature.

The Company has classified financial assets and (liabilities) as follows:

	March 31,	December 31,
	2022	2021
Cash and cash equivalents, measured at amortized cost:
Cash and cash equivalents	$11,214,388	$14,941,775
Short-term investments	$6,437,427	$6,366,828
Other liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	$(1,624,371)	$(1,791,222)
Covid-19 government support loans	$(31,928)	$(31,660)

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the Chinese Yuan, US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk when its subsidiaries hold current assets or current liabilities in currencies other than its functional currency. A 10% change in foreign currencies held would increase or decrease other comprehensive loss by $872,000.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company’s existing cash and cash resources are considered sufficient to fund operating and investing activities beyond one year from the issuance of these unaudited condensed consolidated financial statements.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

18.	CAPITAL MANAGEMENT

In the management of capital, the Company includes shareholders’ equity (excluding accumulated other comprehensive loss and deficit) and cash and cash equivalents and short-term investments. The components of capital on March 31, 2022 were:

Cash and cash equivalents and short-term investments	$17,651,815
Shareholders’ equity	$201,413,840

The Company’s objective in managing capital is to ensure that financial flexibility is present to increase shareholder value through growth and responding to changes in economic and/or market conditions; to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business and to safeguard the Company’s ability to obtain financing should the need arise.

In maintaining its capital, the Company has a strict investment policy which includes investing its surplus capital only in highly liquid, highly rated financial instruments. The Company reviews its capital management approach on an ongoing basis.

19.	EXPENSES

Research and development costs can be analysed as follows:

	Three Months Ended
	March 31,
	2022	2021

Wages and benefits	$1,038,289	$582,472
Subcontract fees	716,750	508,075
Stock-based compensation	332,205	202,934
Supplies	477,495	249,237

	$2,564,739	$1,542,718

Selling, marketing and administration costs can be analysed as follows:

Stock-based compensation	$665,236	$617,604
Wages and benefits	608,518	816,012
General expenses	603,461	344,347
Professional fees	248,112	284,105
Depreciation and amortization	302,018	252,731
Rent and facility costs	18,599	13,633

	$2,445,944	$2,328,432

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